FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                  BOARD CHANGE

Carole Taylor, an independent non-executive Director since 2002, has retired from the Board of HSBC Holdings plc with effect from 14 March 2005. Her retirement follows her decision to stand as a candidate for the provincial Legislature of British Columbia.

Ms Taylor, Chair of the Canadian Broadcasting Corporation, will also step down as a non-executive Director of HSBC North America Holdings Inc. She previously served on the Boards of HSBC Bank Canada, HSBC Bank USA, N.A. and HSBC USA Inc.

Sir John Bond, Group Chairman of HSBC Holdings plc said: "Carole Taylor has been an outstanding Director of HSBC and we are extremely grateful for her contribution. We wish her every success as, once again, she turns her considerable talents to contributing to public life in Canada. HSBC's loss is British Columbia's gain."

Note to editors:

The HSBC Group

HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 March 2005